SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MiMedx Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

602496101
(CUSIP Number)

EIAD ASBAHI PRESCIENCE POINT CAPITAL MANAGEMENT, LLC 1670 Lobdell Avenue, Suite 200 Baton Rouge, Louisiana 70806 225-341-5565 Eleazer Klein, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2021
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Page 1 of 16 Pages)

CUSIP No. 602496101	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Prescience Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,058,430 Shares
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,058,430 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,058,430 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 602496101	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Prescience Point Special Opportunity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,098,644 Shares
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,098,644 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,098,644 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 602496101	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Prescience Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,157,074 Shares
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,157,074 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,157,074 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 602496101	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,058,250 Shares
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,058,250 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,058,250 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 602496101	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Eiad Asbahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,058,250 Shares
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,058,250 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,058,250 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 602496101	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Alfred G. Merriweather
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,270 Shares
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,270 Shares
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,270 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 602496101	SCHEDULE 13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Charlotte E. Sibley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,241 Shares
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,241 Shares
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,241 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 602496101	SCHEDULE 13D/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON William F. Spengler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,260 Shares
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,260 Shares
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,260 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 602496101	SCHEDULE 13D/A	Page 10 of 16 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 13, 2021 (the “Original Schedule 13D” and, together with Amendment No. 1, the “Schedule 13D”) with respect to the shares (“Shares”) of common stock, $0.001 par value per share, of MiMedx Group, Inc., a Florida corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4, 5, 6 and 7.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

(a) This statement is filed by:

(i) Prescience Partners LP (“Prescience Partners”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii) Prescience Point Special Opportunity LP (“Prescience Point”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(iii) Prescience Capital, LLC (“Prescience Capital”), a Delaware limited liability company, as the general partner of each of Prescience Partners and Prescience Point;
(iv) Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC (“Prescience Management”), a Louisiana limited liability company, as the investment manager of each of Prescience Partners and Prescience Point and the investment manager to certain managed accounts (the “Managed Accounts”);
(v) Eiad Asbahi (“Mr. Asbahi” and together with Prescience Partners, Prescience Point, Prescience Capital and Prescience Management, the “Prescience Reporting Persons”), as managing member of Prescience Management;
(vi) Alfred G. Merriweather (“Mr. Merriweather”);
(vii) Charlotte E. Sibley (“Ms. Sibley”); and
(viii) William F. Spengler (“Mr. Spengler” and together with Mr. Merriweather, Ms. Sibley and Mr. Asbahi, the “Nominees”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, which is filed as Exhibit C hereto.

CUSIP No. 602496101	SCHEDULE 13D/A	Page 11 of 16 Pages

(b) The address of the principal office of each of the Prescience Reporting Persons is 1670 Lobdell Avenue, Suite 200, Baton Rouge, Louisiana 70806. The address of the principal office of Mr. Merriweather is PO Box 668, Los Altos, California 94023. The address of the principal office of Ms. Sibley is 115 Hunt Valley Circle, Berwyn, Pennsylvania 19312. The address of the principal office of Mr. Spengler is 1003 NE 9th Avenue, Delray Beach, Florida 33483.

(c) The principal business of Prescience Partners and Prescience Point is investing in securities. The principal business of Prescience Capital is serving as the general partner of each of Prescience Partners and Prescience Point. The principal business of Prescience Management is serving as the investment manager to each of Prescience Partners and Prescience Point as well as serving as the investment manager to the Managed Accounts. The principal occupation of Mr. Asbahi is serving as the managing member of each of Prescience Capital and Prescience Management. Mr. Merriweather is currently a retired financial executive. The principal occupation of Ms. Sibley is serving as the president of Sibley Associates, LLC. Mr. Spengler is currently retired and working part time as a partner for Frederick Fox, LLC, an executive search firm.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Prescience Partners, Prescience Point and Prescience Capital is organized under the laws of the State of Delaware and Prescience Management is organized under the laws of the State of Louisiana. Mr. Asbahi, Ms. Sibley and Mr. Spengler are citizens of the United States of America. Mr. Merriweather is a citizen of the United States of America and the United Kingdom.

CUSIP No. 602496101	SCHEDULE 13D/A	Page 12 of 16 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Prescience Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in the Schedule 13D. The aggregate purchase price of the 6,058,430 Shares held by Prescience Partners is approximately $16,823,315, including brokerage commissions. The Shares purchased by Prescience Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in the Schedule 13D. The aggregate purchase price of the 2,098,644 Shares held by Prescience Point is approximately $7,430,707.69, including brokerage commissions. The Shares purchased by the Managed Accounts were purchased with capital available from the Managed Accounts in open market purchases. The aggregate purchase price of 900,244 of the Shares held by the Managed Accounts is approximately $3,209,111, including brokerage commissions. 932 Shares were purchased for an individual retirement account of a family member of Eiad Asbahi using the personal funds of such family member. The aggregate purchase price of the 932 Shares held in such account is approximately $4,492, including brokerage commissions.
Mr. Merriweather used a total of approximately $15,240 in the aggregate to acquire the 1,270 Shares reported herein as beneficially owned by him.
Ms. Sibley used a total of approximately $15,318 in the aggregate to acquire the 1,241 Shares reported herein as beneficially owned by her.
Mr. Spengler used a total of approximately $15,089 in the aggregate to acquire the 1,260 Shares reported herein as beneficially owned by him.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

On April 15, 2021, Prescience Partners delivered a notice to the Issuer (the “Notice”) of its intent to (i) propose each of the four (4) Nominees for election at the Issuer’s 2021 annual meeting of shareholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”); (ii) present a non-binding advisory proposal asking the board of directors of the Issuer (the “Board”) to declassify the Board so that the directors are all elected on an annual basis; (iii) present a non-binding advisory proposal asking the Board to amend the appropriate governing documents of the Issuer to give shareholders owning not less than 25% of all votes entitled to be cast on any issue proposed to be considered at a meeting of shareholders the power to call a special meeting of shareholders by a request in writing to the Secretary of the Issuer; and (iv) in the event that the Issuer determines that only three (3) directors are up for election, present a non-binding advisory proposal to increase the size of the Board by one seat and appoint Mr. Spengler to the newly-created vacancy (the “Director Proposal”).

The Notice further disclosed that the presentation of the Director Proposal would be contingent upon there being less than four (4) Board seats up for election at the Annual Meeting. If the Issuer discloses that four (4) Board seats are up for election, Prescience Partners intends to withdraw the Director Proposal.

Additionally, on April 16, 2021 Prescience Capital issued a press release (the “Press Release”) announcing, among other things, its nomination of the Nominees and containing a letter to shareholders of the Issuer. The description of this Press Release is qualified in its entirety by reference to the full text of the Press Release, which is attached hereto as Exhibit D and is incorporated by reference herein.

CUSIP No. 602496101	SCHEDULE 13D/A	Page 13 of 16 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference. Such information is based on 111,261,154 Shares outstanding as of February 15, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on March 8, 2021.

By virtue of the Nomination Agreements (as defined in Item 6 below), the Prescience Reporting Persons, Mr. Merriweather, Ms. Sibley and Mr. Spengler may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 9,062,021 Shares, representing approximately 8.1% of the outstanding Shares. The Prescience Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by each of Mr. Merriweather, Ms. Sibley and Mr. Spengler. Mr. Merriweather expressly disclaims beneficial ownership of the Shares beneficially owned by the Prescience Reporting Persons and each of Ms. Sibley and Mr. Spengler. Ms. Sibley expressly disclaims beneficial ownership of the Shares beneficially owned by the Prescience Reporting Persons and each of Mr. Merriweather and Mr. Spengler. Mr. Spengler expressly disclaims beneficial ownership of the Shares beneficially owned by the Prescience Reporting Persons and each of Mr. Merriweather and Ms. Sibley.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference.

The filing of the Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent that he, she or it actually exercises voting and/or investment power over Shares.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by the addition of the following:

Each of the Nominees, other than Mr. Asbahi, has entered into a nomination agreement (the “Nomination Agreement”) with Prescience Management substantially in the form attached as Exhibit B hereto whereby each of the Nominees, other than Mr. Asbahi, agreed to become members of a slate of nominees and stand for election as directors of the Issuer in connection with a proxy solicitation which may be conducted in respect of the Annual Meeting. Pursuant to each Nomination Agreement, Prescience Management has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify the Nominees, other than Mr. Asbahi, against, and with respect to, any losses that may be incurred by the Nominees in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. Each of the Nominees, other than Mr. Asbahi, received compensation under the Nomination Agreement in the amount of $50,000, and will receive an additional $50,000 in the event that Prescience Management or an affiliate thereof or the Issuer files a proxy statement naming such individual as a nominee for election as director of the Issuer. Each of the Nominees, other than Mr. Asbahi, has agreed to invest an amount equal to $15,000 in Shares within 5 calendar days of receipt of each of the foregoing compensation amounts. A copy of the form of the Nomination Agreement is attached as Exhibit B and is incorporated by reference herein.

CUSIP No. 602496101	SCHEDULE 13D/A	Page 14 of 16 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated as follows:

Exhibit A:	Transactions in the Shares of the Issuer During the Last 60 Days
Exhibit B:	Form of Nomination Agreement
Exhibit C:	Joint Filing Agreement
Exhibit D:	Press Release

CUSIP No. 602496101	SCHEDULE 13D/A	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2021

Prescience Partners, LP

By:	Prescience Point Capital Management LLC
Investment Manager

By:	/s/ Eiad Asbahi
Name:	Eiad Asbahi
Title:	Managing Member

Prescience Point Special Opportunity LP

By:	Prescience Point Capital Management LLC
Investment Manager

By:	/s/ Eiad Asbahi
Name:	Eiad Asbahi
Title:	Managing Member

Prescience Capital, LLC

By:	/s/ Eiad Asbahi
Name:	Eiad Asbahi
Title:	Managing Member

Prescience Point Capital Management LLC

By:	/s/ Eiad Asbahi
Name:	Eiad Asbahi
Title:	Managing Member

CUSIP No. 602496101	SCHEDULE 13D/A	Page 16 of 16 Pages

/s/ Eiad Asbahi
EIAD ASBAHI

/s/ Alfred G. Merriweather
ALFRED G. MERRIWEATHER

/s/ Charlotte E. Sibley
CHARLOTTE E. SIBLEY

/s/ William F. Spengler
WILLIAM F. SPENGLER